Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

October 21, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 18, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from National Energy Services Reunited Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, no par value per share

Warrants to purchase Ordinary Shares

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi